United States
                            Securities and Exchange Commission
                                  Washington, D.C. 20549


                                       SCHEDULE 13G

                          Under the Securities Exchange Act of 1934
                                     (Amendment No. 3)



                        John Hancock Patriot Select Dividend Trust
                                      (Name of Issuer)


                                      Common Stock
                             (Title of Class of Securities)


                                       41013U-10-2
                                      (CUSIP Number)



    Check the appropriate box to designate the rule pursuant to which this
        Schedule is filed:

              [ X ]   Rule 13d-1(b)

              [   ]   Rule 13d-1(c)

              [   ]   Rule 13d-1(d)


                                       December 9, 2003
                  (Date of Event which Requires Filing of this Statement)


(1) The reminder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover gage shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















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CUSIP No.  41013U-10-2                      THE COMMERCE GROUP, Inc.
                                            SCHEDULE 13G
                                            AMENDMENT NO. 3
                                            DECEMBER 16, 2003




1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. ID NO. OF ABOVE PERSON

          The Commerce Group Inc.
          ID# 04-2599931


2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a) [  ]
           Not Applicable                               (b) [  ]


3.     SEC USE ONLY


4.     CITIZENSHIP OF PLACE OR ORGANIZATION

          Commonwealth of Massachusetts

NUMBER OF       5.       SOLE VOTING POWER
SHARES                      1,424,400
BENEFICAILLY    6.       SHARED VOTING POWER
OWNED BY                         0
EACH            7.       SOLE DISPOSITIVE POWER
REPORTING                   1,424,400
PERSON          8.       SHARED DISPOSITIVE POWER
WITH                             0


9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,424,400


10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES.   [    ]

         Not Applicable


11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          14.3%


12.    TYPE OF REPORTING PERSON
          HC











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CUSIP No.  41013U-10-2                      THE COMMERCE GROUP, Inc.
                                            SCHEDULE 13G
                                            AMENDMENT NO. 3
                                            DECEMBER 16, 2003


ITEM 1(a).   Name of Issuer

               John Hancock Patriot Select Dividend Trust

ITEM 1(b).   Address of Issuer's Principal Executive Offices

               c/o John Hancock Funds, Inc.
                 101 Huntington Avenue
                 Boston, MA  02199-7603

ITEM 2(a).   Name of Person Filing

               The Commerce Group, Inc.

ITEM 2(b).   Address of Principal Business Office, or if None, Residence

               211 Main Street, Webster, MA   01570

ITEM 2(c).   Citizenship

               Organized under the laws of the Commonwealth of Massachusetts

ITEM 2(d).   Title of Class of Securities

               Common Stock

ITEM 2(e).   Cusip Number

               41013U-10-2

ITEM 3. If this statement is Filed Pursuant to Rule 13d-1 (b), or 13d-2(b) or (c), Check whether the Person Filing is a:

  (a)   [ ]  Broker or dealer registered under Section 15 of the Exchange Act.

  (b)   [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

  (c)   [ ]  Insurance company as defined in Section 3(a)(19) of the
             Exchange Act.

  (d)   [ ]  Investment company registered under Section 8 of the Investment
             Company Act.

  (e)   [ ]  An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

  (f)   [ ]  An employee benefit plan or endowment fund in accordance with
             Rule 13d-1(b)(1)(ii)(F);

  (g)   [X]  A parent holding company or control person in accordance with
             Rule 13d-1(b)(1)(ii)(G);

  (h)   [ ]  A savings association as defined in Section 3(b) of the
             Federal Deposit Insurance Act;

  (i)   [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

  (j)   [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


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CUSIP No.  41013U-10-2                      THE COMMERCE GROUP, Inc.
                                            SCHEDULE 13G
                                            AMENDMENT NO. 3
                                            DECEMBER 16, 2003


ITEM 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of class of securities of the issuer identified in Item 1.

         (a)   Amount beneficially owned:     1,424,400

         (b)   Percent of class:     14.3%

         (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote 1,424,400
            (ii)  Shared power to vote or to direct the vote 0,
            (iii) Sole power to dispose or to direct the disposition of
                  1,424,400
            (iv)  Shared power to dispose or to direct the disposition of 0


ITEM 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of
more than five percent of the class of securities check the following [    ].

         Not Applicable

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable


ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         The Commerce Insurance Company - (IC)


ITEM 8.  Identification and Classification of Members of the Group.

         Not Applicable


ITEM 9.  Notice of Dissolution of Group.

         Not Applicable


ITEM 10.  Certifications.

          (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

               "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

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CUSIP No.  41013U-10-2                      THE COMMERCE GROUP, Inc.
                                            SCHEDULE 13G
                                            AMENDMENT NO. 3
                                            DECEMBER 16, 2003





                                          SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 16, 2003                         THE COMMERCE GROUP INC.









                                          /s/ Gerald Fels
                                          Gerald Fels
                                          Executive Vice President &
                                          Chief Financial Officer
































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